UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road

Haidian District

Beijing 100083, China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104

1.	Names of Reporting Persons. Zhengdong Zhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,649,481[1]
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 62,649,481[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,649,481[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes (i) 8,537,265 ordinary shares and 1,886,354 ADSs, representing 7,545,416 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited (“CEH”), a company in which Zhengdong Zhu holds 80% of its equity interest and Baohong Yin holds 20% of its equity interest; (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin.

Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of the 46,396,800 ordinary shares held by CEH, 90,000 ordinary shares held by Baohong Yin and the 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin, in each case except to the extent of his pecuniary interest.

[2]	Based on 144,348,785 shares outstanding on December 31, 2014.

CUSIP No. 16944W104

1.	Names of Reporting Persons. Baohong Yin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,649,481[3]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,649,481[3]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,649,481[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%[4]
14.	Type of Reporting Person (See Instructions) IN

[3]	Includes (i) 8,537,265 ordinary shares and 1,886,354 ADSs, representing 7,545,416 ordinary shares, held by CST, a company wholly owned by Zhengdong Zhu; (ii) 46,396,800 ordinary shares held by CEH, a company in which Zhengdong Zhu holds 80% of its equity interest and Baohong Yin holds 20% of its equity interest; (iii) 90,000 ordinary shares held by Baohong Yin, and (iv) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin.

Baohong Yin and Zhengdong Zhu are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over ordinary shares held by CST, CEH and Zhengdong Zhu. Baohong Yin disclaims beneficial ownership of the 8,537,265 ordinary shares, 1,886,354 ADSs, representing 7,545,416 ordinary shares, held by CST and 46,396,800 ordinary shares held by CEH, in each case except to the extent of her pecuniary interest.

[4]	Based on 144,348,785 shares outstanding on December 31, 2014.

CUSIP No. 16944W104

1.	Names of Reporting Persons. Champion Shine Trading Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,082,681[5]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,082,681[5]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,082,681[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%[6]
14.	Type of Reporting Person (See Instructions) CO

[5]	Includes 8,537,265 ordinary shares and 1,886,354 ADSs, representing 7,545,416 ordinary shares, held by CST. CST, as a company wholly owned by Zhengdong Zhu, may be deemed to share the voting and dispositive power over such 16,082,681 ordinary shares of the Issuer.
[6]	Based on 144,348,785 shares outstanding on December 31, 2014.

CUSIP No. 16944W104

1.	Names of Reporting Persons. Champion Education Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,396,800[7]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,396,800[7]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,396,800[7]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.1%[8]
14.	Type of Reporting Person (See Instructions) CO

[7]	Includes 46,396,800 ordinary shares held by CEH. CEH, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest, may be deemed to share the voting and dispositive power over such 46,396,800 ordinary shares of the Issuer.
[8]	Based on 144,348,785 shares outstanding on December 31, 2014.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on December 13, 2011 (the “Initial Schedule 13D”) and the Schedule 13D/A filed on March 20, 2014 (the “Amendment No. 1”, together with the Initial Schedule 13D and the Amendment No. 2, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

Reference is made to an interest-free promissory note (the “Note”) in the amount of US$28,917,300 issued by CST and CEH to Bertelsmann Asia Investment AG (“BAI”) on October 26, 2011. The Note was to mature on November 29, 2014. As collateral for the Note, CST and CEH pledged 2,408,769 and 46,396,800 of their Ordinary Shares, respectively, or 48,805,569 in total (the “Charged Shares”), pursuant to the Deed of Share Charge by and among CST and CEH, on the one hand, and BAI, on the other, dated October 26, 2011 (“Deed of Share Charge”).

CST, CEH and BAI amended the Note on December 24, 2014 (the “Amended Note”), pursuant to which BAI extended the maturity date of the Note from November 29, 2014 to November 29, 2015, and the Note shall bear interest at the rate of 20% per annum during the extended period starting from November 29, 2014. In connection with the Amended Note, CST, CEH, Zhengdong Zhu, Baohong Yin and BAI entered into a Letter Agreement, an Amendment No. 1 to Deed of Share Charge and an Amendment No. 1 to Letter Agreement Dated October 26, 2011, each dated December 24, 2014, pursuant to which CST and CEH may sell the Charged Shares provided that, among others, (i) no more than one-third (1/3) of the balance of the Charged Shares are sold at any given time, (ii) any and all proceeds from such sale are remitted directly to BAI to be used to repay the Amended Note, where such proceeds shall be applied first to reduce the interest accrued to the date of the repayment and second to reduce the outstanding principal under the Amended Note and (iii) BAI shall be entitled to all proceeds (including cash and stock dividends) that are authorized, declared and/or distributed with respect to the Charged Shares from December 24, 2014.

From March 20, 2014 to January 5, 2015, CST sold an aggregate of 330,000 ADSs, representing 1,320,000 ordinary shares, in the open market pursuant to Rule 144 under the Securities Act.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following: Apart from the transaction described above in Item 3, the Reporting Persons have no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Subsections (a) to (d) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

The percentages used herein are based on 144,348,785 shares outstanding on December 31, 2014.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 62,649,481 Shares. Such Shares represented approximately 43.4% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act. CST and CEH may be deemed to have beneficial ownership of an aggregate of 16,082,681 and 46,396,800 Shares, respectively. Such Shares represent approximately 11.1% and 32.1%, respectively, of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 62,649,481 Shares. CST and CEH may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 16,082,681 and 46,396,800 Shares, respectively.

(c) Other than as described herein, during the past 60 days, none of the Reporting Persons entered into any transaction involving the class of securities that are the subject of this Schedule 13D.

(d) To the knowledge of each of the Reporting Persons, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

As the Amended Note was secured by a pledge of 2,408,769 Ordinary Shares and 46,396,800 Ordinary Shares from CST and CEH, respectively, to BAI, a default on CST and CEH’s obligation to repay the Amended Note and the interest accrued thereon would give BAI voting power over such securities.

Except as set forth above, each of the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Letter Agreement dated as of December 24, 2014, by and among CST, CEH, BAI, Zhengdong Zhu and Baohong Yin

2	Amendment No. 1 to Promissory Note, dated as of December 24, 2014, by and among CST, CEH and BAI.

3	Amendment No. 1 to Deed, dated as of December 24, 2014, by and among CST, CEH, BAI, Zhengdong Zhu and Baohong Yin.

4	Amendment No. 1 to Letter Agreement Dated October 26, 2011, dated as of December 24, 2014, issued to BAI by Zhengdong Zhu and Baohong Yin.

5	Joint Filing Agreement, dated as of March 20, 2014, by and among Zhengdong Zhu, Baohong Yin, CST and CEH.*

*	Incorporated by reference to the Form 13D/A filed with the Securities and Exchange Commission on March 20, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2014	Zhengdong Zhu

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu

Baohong Yin

	By:	/s/ Baohong Yin
	Name:	Baohong Yin

Champion Shine Trading Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Sole Director

Champion Education Holdings Limited

	By:	/s/ Zhengdong Zhu
	Name:	Zhengdong Zhu
	Title:	Director